FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

November 5, 2007

Item 3: News Release:

A news release dated and issued on November 5, 2007 was disseminated through Stockwatch and Market News.

Item 4: Summary of Material Change:

Phase 9B $525,000 Exploration Budget on River Valley River Valley Platinum Group Metals Project, Sudbury, Ontario.

Item 5: Full Description of Material Change:

November 5, 2007, Vancouver, BC – Pacific North West Capital Corp. (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J) is pleased to report that a Phase 9B $525,000 budget for continued evaluation of the Interior River Valley Intrusive (RVI) has been approved for the River Valley PGM Project by joint venture partner Anglo Platinum Limited (“Anglo Platinum”); the world’s largest primary producer of platinum. The River Valley Project, located near Sudbury, Ontario. Further ground sampling, stripping, channelling and continued evaluation on the Interior RV intrusive will begin immediately to evaluate the mineral potential on PGM zones identified in the 2006 mapping and prospecting programs.

The objective of the programs is to define the new PGM mineralization that could expand the potential of the project. These new areas appear to be reflected by geophysical (magnetic and IP) responses within the RVI.

The River Valley PGM Project is Joint Ventured 50/50 with Anglo Platinum Limited ("Anglo Platinum"), the world's largest primary producer of platinum. Anglo Platinum has committed over C$20 million to the River Valley Project to date and may earn a 60% interest in the project by completing a feasibility study and a 65% interest by funding it through to production.

Current measured resource is 8.53 million tonnes containing 353,200 ounces of palladium (1.29 g/t), 116,800 ounces of platinum (0.43 g/t) and 20,400 ounces of gold (0.07 g/t) and an indicated resources of 22.02 million tonnes containing 600,700 ounces of palladium (0.85 g/t), 212,800 ounces of platinum (0.30 g/t) and 39,000 ounces of gold (0.06 g/t) with an additional inferred resource of 2.39 million tonnes containing 67,000 ounces of palladium (0.87g/t), 23,800 ounces of platinum (0.31g/t) and 4,000 ounces of gold (0.05 g/t) using a 0.7 g/t cut off (pt/pd) (PFN press release March 22, 2007).

The objective of the 2006 $1.1 million Phase 9A budget was to extend the new Platinum Group Metal mineralized horizons discovered during the 2005 fieldwork and to better understand the structural controls on the mineralization.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 6th day of November 2007.